SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 5)
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         SECURED FINANCIAL NETWORK, INC.
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                                (Name of Issuer)

                Class A Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    901185207
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                                 (CUSIP Number)

                                 Brian D. Corday
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                             415 Cullingworth Drive
                              Alpharetta, GA 30022
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 24, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.  901185207                                           Page 2 of 3 Pages

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Brian D. Corday
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[ ]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS
        PF
------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
----------------------------------- ------ -------------------------------------
                                   7    SOLE VOTING POWER         0

            NUMBER OF            ------ ----------------------------------------
              SHARES               8    SHARED VOTING POWER       0
           BENEFICIALLY
             OWNED BY            ------ ----------------------------------------
               EACH                9    SOLE DISPOSITIVE POWER    0
            REPORTING
           PERSON WITH           ------ ----------------------------------------
                                  10    SHARED DISPOSITIVE POWER  0
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        IN
------- ------------------------------------------------------------------------

CUSIP No.  901185207                                           Page 3 of 3 Pages


This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by Brian Corday pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, to amend the statement on Schedule 13D filed on April 7, 2005, as amended on August 8, 2006, April 25, 2007 and January 14, 2008 (together, the "Original Schedule 13D"), with respect to the common stock, par value $0.001 (the "Common Stock"), issued by Secured Financial Network, Inc., a Nevada corporation (the "Issuer") to report that Mr. Corday beneficially owns less than 5% of the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Original Schedule 13D. The information set forth in response to each separate item shall be deemed to be a response to all Items where such information is relevant.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      Items 5(a) and 5(c) are hereby amended and restated in their entirety as follows:

      (a) The approximate aggregate percentage of Common Stock reported beneficially owned by Mr. Corday is based on 43,375,247 shares outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 2008, as reported by the Issuer in the Issuer's Form 10-Q relating to the Issuer's fiscal quarter ending June 30, 2008 filed with the Securities and Exchange Commission. As of the close of business on September 24, 2008, Brian D. Corday beneficially owned no shares of Common Stock of the Issuer.

      (c) During the past 60 days, Brian D. Corday has not engaged in any transactions in the Common Stock except for the following sales of Common Stock:

---------- -------------------------------------------------------------------------------------------
Trade Date     Number of Shares of Common Stock Sold      Price Per Share               Purchaser
---------- -------------------------------------------------------------------------------------------
09/24/2008                                 2,000,000                $0.03          MLH Investments LLC
---------- -------------------------------------------------------------------------------------------
09/24/2008                                 2,100,000                $0.03             The Hazard Trust
---------- -------------------------------------------------------------------------------------------
09/24/2008                                   296,943                $0.03   KFG Financial Services LLC
---------- -------------------------------------------------------------------------------------------

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       /s/ Brian D. Corday
                                                       -------------------
                                                       Brian D. Corday